                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                      Paxson Communications Corporation
                      ---------------------------------
                              (Name of Issuer)

                            Class A Common Stock
                       ------------------------------
                       (Title of Class of Securities)

                                 704231 10 9
                               --------------
                               (CUSIP Number)

            Anthony L. Morrison, Paxson Communications Corporation
                          601 Clearwater Park Road
                          ------------------------
                       West Palm Beach, Florida 33401
                       ------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                   4-03-96
                                 -----------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        [Continued on following page(s)]




                               Page 1 of 5 Pages
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
- -------------------------------------------------                              --------------------------------------------
 CUSIP NO.  704231 10 9                                                        Page   2   of    5
           --------------                                                           -----    ------
- -------------------------------------------------                              --------------------------------------------
===========================================================================================================================
              Names of Reporting Person
      1       SS or ISA Identification Nos. of Above Person
              LOWELL W. PAXSON
- ---------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group (See Instructions)
      2                                                                                                         (a) / /
              NOT APPLICABLE                                                                                    (b) / /
- ---------------------------------------------------------------------------------------------------------------------------
              SEC use only
      3

- ---------------------------------------------------------------------------------------------------------------------------
              Source of Funds (See Instructions)
      4
              NOT APPLICABLE
- ---------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   / /
      5

- ---------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
              UNITED STATES
- ---------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                   31,564,182
                       ----------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially          8
     owned by each                 0
   reporting person    ----------------------------------------------------------------------------------------------------
         with                      Sole dispositive power
                           9
                                   31,564,182
                       ----------------------------------------------------------------------------------------------------
                                   Shared dispositive power
                          10
                                   0
- ---------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
              31,564,182
- ---------------------------------------------------------------------------------------------------------------------------
              Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      12                                                                                                            / /
              NOT APPLICABLE
- ---------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
              67.4%
- ---------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person (See Instructions)
      14
              IN
===========================================================================================================================

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.001 per share, issued by Paxson Communications Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 601 Clearwater Park Road, West Palm Beach, Florida 33401.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2.(a)       The person filing this statement is Mr. Lowell W.
Paxson.

         Item 2.(b) The business address of Mr. Paxson is 601 Clearwater Park Road, West Palm Beach, Florida 33401.

         Item 2.(c) The present principal occupation of Mr. Paxson is Chairman of the Board and Chief Executive Officer of the Company.

         Item 2.(d) During the last five years, Mr. Paxson has not been convicted in a criminal proceeding.

         Item 2.(e) During the last five years, Mr. Paxson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2.(f)       Mr. Paxson is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Paxson generally holds Class A Common Stock of the Company for investment purposes. At this time, Mr. Paxson has no intention to sell any additional shares of his Class A Common Stock, but may decide in the future to do so. Any future sales will depend upon various factors, including, but not limited to, the Company's business affairs and financial position, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5.(a) Mr. Paxson beneficially owns an aggregate of 31,564,182 shares of Class A Common Stock of the Company, which is the class of securities identified pursuant to Item 1 above. Pursuant to Rule 13d-3(d)(1) of the 1934 Act, the above number and the other references herein to the number of Class A Common Stock he beneficially owns generally includes 8,311,639 shares of Class B Common Stock of the Company beneficially owned by Mr. Paxson, which may be converted to Class A Common Stock, on a one for one share basis, at any time.

         The Company's Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on March 28, 1996, reports that immediately prior to the Company's public offering of 13,500,000 shares of Class A Common Stock (the "Offering"), the Company had 26,262,854 shares of Class A Common Stock





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and 8,311,639 shares of Class B Common Stock issued and outstanding.
Accordingly, Mr. Paxson beneficially owned approximately 94.7% of the Company's outstanding Class A Common Stock, (which, as noted, includes 8,311,639 shares of Class B Common Stock). Mr. Paxson sold 1,190,000 shares of Class A Common Stock in the Offering. In addition, the Company sold 10,300,000 shares of Class A Common Stock in the Offering. Consequently, Mr. Paxson currently beneficially owns approximately 67.4% of the Company's outstanding Class A Common Stock (which includes 8,311,639 shares of Class B Common Stock).

         Item 5.(b) Pursuant to Rule 13d-3(d)(1) of the 1934 Act, Mr. Paxson is deemed to have sole voting power and sole dispositive power with respect to 31,564,182 shares of Class A Common Stock.

         Item 5.(c) During the past 60 days, Mr. Paxson effected the following public sale of Class A Common Stock pursuant to a Registration Statement on Form S-1, which the Securities and Exchange Commission declared effective on March 28, 1996:

                          Date             No. of Shares Sold       Price Per Share
                                           ------------------       ---------------
                          4-03-96               1,190,000               $16.00


         Item 5.(d)       Not Applicable

         Item 5.(e)       Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Entities controlled by Mr. Paxson and holders of the Company's preferred stocks, who also own common stock warrants, are parties to an amended and restated Stockholders Agreement dated December 22, 1994 (the "Stockholders Agreement"). Among other things, the Stockholders Agreement gives such parties under certain circumstances a right of first refusal to purchase shares of common stock beneficially owned by Mr. Paxson that are offered for sale. Such right of first refusal is not triggered until Mr. Paxson disposes of at least 20% of the common stock he beneficially owned on December 15, 1993. The foregoing is only a brief summary of portions of the Stockholders Agreement, the complete terms of which are contained in Exhibit A hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

_________________





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Schedule 13D - Paxson Communications Corporation
Lowell W. Paxson


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 12, 1996
       --------------------------



                                           /s/ Lowell W. Paxson
                                           -------------------------------------
                                           Signature

                                           Lowell W. Paxson
                                           -------------------------------------
                                           Name





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